SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 30, 2005

Commission File Number: 0-18760

UNILENS VISION INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation)

1910-400 Burrard Street

Vancouver, British Columbia, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements of

UNILENS VISION INC.

Three months ended September 30, 2005 and 2004

(unaudited)

Report date – November 29th, 2005

UNILENS VISION INC.

(the “Company”)

Financial Statements

Three Months Ended September 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

/s/ Alfred W. Vitale	/s/ Michael J. Pecora
President and Chief Executive Officer	Chief Financial Officer

November 29, 2005

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

SEPTEMBER 30, 2005

(expressed in U.S. dollars)

	September 30, 2005	June 30, 2005
ASSETS
CURRENT
Cash and cash equivalents	$731,323	$374,302
Accounts receivable	804,878	842,206
Royalties and other receivables	456,307	481,802
Inventories	848,988	867,158
Prepaid expenses	38,750	16,598
Deferred tax asset - current	1,040,800	1,040,800

Total current assets	3,921,046	3,622,866
PROPERTY, PLANT AND EQUIPMENT	387,531	389,719
OTHER ASSETS	45,653	36,061
DEFERRED TAX ASSET	3,069,568	3,268,300

Total assets	$7,423,798	$7,316,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	$855,299	$1,082,242
Current portion of long-term debt – related party	—	—
Current portion of long-term debt	—	—

Total current liabilities	855,299	1,082,242
LONG-TERM DEBT – related party	—	—
LONG-TERM DEBT	—	—

Total liabilities	855,299	1,082,242

STOCKHOLDERS’ EQUITY
Capital stock (Note 1)
Authorized 100,000,000 common shares with no par value 100,000,000 Preference “A” shares at a par value of Cdn. $10 each 100,000,000 Preference “B” shares at a par value of Cdn. $50 each
Issued and outstanding 4,211,315 common shares (June 30, 2005 – 4,193,815)	27,445,075	27,434,950
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	(24,728)	(18,922)
Deficit	(20,860,818)	(21,190,294)

Total stockholders’ equity	6,568,499	6,234,704

Total liabilities and stockholders’ equity	$7,423,798	$7,316,946

Approved by the Directors:

Director: signed “Alfred W. Vitale”

Director: signed “William D. Baxter”

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(expressed in U.S. dollars)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
INCOME
Sales	$1,569,114	$1,109,954
Cost of sales	868,644	688,576

GROSS PROFIT	700,470	421,378

EXPENSES
Sales and marketing	313,731	213,089
Administration	278,814	181,141
Research and development	27,852	13,726

	620,397	407,956

Income from operations	80,073	13,422

OTHER ITEMS
Royalty income	447,086	357,234
Other income	1,041	425
Interest (expense) recovery on long-term debt	8	(4,618)

	448,135	353,041

Income before tax	528,208	366,463
Income tax expense	(198,732)	(126,153)

Net income for the period	329,476	240,310
Deficit, beginning of period	(21,190,294)	(23,428,081)

Deficit, end of period	$(20,860,818)	$(23,187,771)

Income per common share:
Basic	$0.08	$0.06

Diluted	$0.07	$0.05

Weighted average number of common shares outstanding during the period:
Basic	4,210,174	4,178,815
Effect of dilutive options	292,051	243,377

Diluted	4,502,225	4,422,192

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(expressed in U.S. dollars)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
CASH PROVIDED (USED) BY:
OPERATING ACTIVITIES
Net income for the period	$329,476	$240,310
Adjustments to reconcile to net cash provided (used) by operating activities:
Amortization	24,971	13,962
Amortization of tax asset	198,732	126,153
Amortization of discount on long-term debt	—	—
Net change in non-cash working capital items (Note 2):	(39,266)	(244,713)

Cash flows from operating activities	513,913	135,712

FINANCING ACTIVITIES
Repayment of long term debt –related party	—	(25,000)
Repayment of long term debt	—	(154,619)
Capital stock issued for cash	10,125	—

Cash flows from financing activities	10,125	(179,619)

INVESTING ACTIVITIES
Purchase of capital and other assets	(161,210)	(17,149)

Cash flows from investing activities	(161,210)	(17,149)

Increase (decrease) in cash	362,828	(61,056)
Effect of exchange rate changes on cash	(5,807)	(7,025)
CASH, BEGINNING OF PERIOD	374,302	472,439

CASH, END OF PERIOD	$731,323	$404,358

Supplemental disclosure of cash flow information:
Cash paid during period for income tax	$—	$—

Cash paid during period for interest	$—	$6,938

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

SEPTEMBER 30, 2005

(Expressed in U. S. Dollars)

The accompanying consolidate financial statements (the “Financial Statements”) for the interim period ended September 30, 2005 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principals generally accepted in Canada, except as disclosed in Note 5 hereto, iii) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2005. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	CAPITAL STOCK

	Number of shares	Three Months Ended September 30, 2005	Number of shares	Three Months Ended September 30, 2004
		Amount		Amount
Common shares issued and outstanding
Balance beginning of period	4,193,815	$27,434,950	4,178,815	$27,432,100
Exercise of options for cash	17,500	10,125	—	—

Balance beginning and end of period	4,211,315	$27,445,075	4,178,815	$27,432,100

Stock Option Plan, Incentive Stock Options, and Warrants

The Company grants share purchase options form time to time in accordance with the terms of its stock option plan. The following table describes the number of shares, exercise price, and expiry dates of the share purchase options, all of which are fully vested and share purchase warrants that were outstanding at September 30, 2005:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn. $	0.25	May 6, 2006
80,000	80,000	Cdn. $	0.62	December 9, 2008
135,000	138,750	US $	0.48	December 9, 2008
45,000	45,000	Cdn. $	0.95	March 3, 2009
72,500	80,000	US $	0.71	March 3, 2009
20,000	20,000	Us $	2.07	January 4, 2010

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

SEPTEMBER 30, 2005

(Expressed in U. S. Dollars)

1.	CAPITAL STOCK (Cont’d)

Stock Based Compensation

Statements of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

The following table illustrates the effect on income and income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
Income as reported:	$329,476	$240,310

Add: total stock-based employee compensation expense included in income, as reported determined under APB 25	—	—

Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	—	—

Pro-forma income	$329,476	$240,310

Income per common share, as reported
Basic	$0.08	$0.06

Diluted	$0.07	$0.05

Pro-forma income per common share
Basic	$0.08	$0.06

Diluted	$0.07	$0.05

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2005		2004		2003
Risk free interest rate		4%		2.75%		4.5%
Expected life		5 years		5 years		5 years
Expected volatility		56%		85%		303%
Expected dividends		Nil		Nil		Nil
Weighted average estimated fair value per option issued	US$	1.07	Cdn.$	0.25	Cdn.$	0.12

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

SEPTEMBER 30, 2005

(Expressed in U. S. Dollars)

2.	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
Net change in non-cash working capital items:
Receivables	$62,822	$(82,089)
Inventories	18,171	25,192
Other assets	(31,745)	(14,570)
Accounts payable and accrued liabilities	(88,514)	(173,246)

	$(39,266)	$(244,713)

3.	RELATED PARTY TRANSACTIONS

The Company had certain transaction with related parties during the periods presented below.

Type of transaction	Nature of relationship	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
Accounting fees	To an officer	$0	$1,151
Interest charged to the Company	By an affiliated company	0	6,938

4.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Segment revenue consists of the following lens categories for the three months ended September 30:

	2005	2004
Disposable lenses	$673,818	$536,262
Conventional soft lenses	356,237	191,314
Gas permeable lenses	185,796	200,307
Replacement and other lenses	353,263	182,071

Total sales	$1,569,114	$1,109,954

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Financial Statements have been prepared in conformity with US GAAP. Material variations in the accounting principles, practices and methods used in preparing the Financial Statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at September 30, 2005 and June 30, 2005. There were no material differences

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

SEPTEMBER 30, 2005

(Expressed in U. S. Dollars)

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

between US GAAP and Cdn GAAP in connection with the Company’s consolidated statements of operations and cash flows for the Interim Periods ended September 30, 2005 and 2004.

	As at September 30, 2005
	US GAAP	Adjustments	Cdn. GAAP
ASSETS
Current
Cash and cash equivalents	$731,323	$—	$731,323
Accounts receivable	804,878	—	804,878
Royalties and other receivables	456,307	—	456,307
Inventories	848,988	—	848,988
Prepaid expenses	38,750	—	38,750
Deferred tax asset – current	1,040,800	—	1,040,800

Total current assets	3,921,046	—	3,921,046
Property, plant, and equipment	387,531	—	387,531
Other assets	45,653	—	45,653
Deferred tax asset	3,069,568	—	3,069,568

Total assets	$7,423,798	$—	$7,423,798

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$855,299	$—	$855,299

Total current liabilities	855,299	—	855,299

Total liabilities	855,299	—	855,299

Stockholders’ equity
Capital stock	27,445,075	—	27,445,075
Additional paid-in capital	8,970	114,991	123,961
Cumulative translation adjustment	(24,728)	—	(24,728)
Deficit	(20,860,818)	(114,991)	(20,975,809)

Total stockholders’ equity	6,568,499	—	6,568,499

Total liabilities and stockholders’ equity	$7,423,798	$—	$7,423,798

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

SEPTEMBER 30, 2005

(Expressed in U. S. Dollars)

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	As at June 30, 2005
	US GAAP	Adjustments	Cdn. GAAP
ASSETS
Current
Cash and cash equivalents	$374,302	$—	$374,302
Accounts receivable	842,206	—	842,206
Royalties and other receivables	481,802	—	481,802
Inventories	867,158	—	867,158
Prepaid expenses	16,598	—	16,598
Deferred tax asset – current	1,040,800	—	1,040,800

Total current assets	3,622,866	—	3,622,866
Property, plant, and equipment	389,719	—	389,719
Other assets	36,061	—	36,061
Deferred tax asset	3,268,300	—	3,268,300

Total assets	$7,316,946	$—	$7,316,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$1,082,242	$—	$1,082,242

Total current liabilities	1,082,242	—	1,082,242

Total liabilities	1,082,242	—	1,082,242

Stockholders’ equity
Capital stock	27,434,950	—	27,434,950
Additional paid-in capital	8,970	114,991	123,961
Cumulative translation adjustment	(18,922)	—	(18,922)
Deficit	(21,190,294)	(114,991)	(21,305,285)

Total stockholders’ equity	6,234,704	—	6,234,704

Total liabilities and stockholders’ equity	$7,316,946	$—	$7,316,946

Stock-based compensation

Under Cdn GAAP, but not under US GAAP, commencing July 1, 2004, the Company is required to record stock based compensation for all options granted to employees. The Company has applied this charge on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change.

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

SEPTEMBER 30, 2005

(Expressed in U. S. Dollars)

6.	CONCENTRATIONS

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the three months ended September 30, 2005, the Company purchased approximately 21% of its inventory from that supplier (2004 - 32%). At September 30, 2005, the Company owed this supplier approximately $50,802.

7.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At September 30, 2005, the balance due was $123,531. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

Certification of Interim Filings during Transition Period

I, Alfred Vitale, President and Chief Executive Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2005

/s/ Alfred Vitale
Alfred Vitale
President and Chief Executive Officer

Certification of Interim Filings during Transition Period

I, Michael Pecora, Chief Financial Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2005

/s/ Michael Pecora
Michael Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – SEPTEMBER 30, 2005

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the interim consolidated financial statements and notes thereto for the quarter ended September 30, 2005 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 21 to the consolidated financials statements for the year ended June 30, 2005 describes material differences between the amounts reported therein and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP. Note 5 to the Financial Statements describes material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through a network of distributors, sales representatives and independent sales brokers. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses and (iv) replacement and other lenses. Our disposal lenses line consists of the C-Vue®, a multifocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the quarter ended September 30, 2005 (the “Current Quarter”) and includes relevant information up to November 29th, 2005 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue disposable multifocal, continues to steadily increase. Revenue was bolstered by the launch in January 2005 of a new toric multifocal utilizing our patented technology and from product acquisitions in February 2005, which account for 12% and 13% respectively of our revenue for the Current Quarter. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to post strong gains.

Sales for the Current Quarter increased by 41% to $1.6 million, compared to $1.1 million for the quarter ended September 30, 2004 (the “Prior Quarter”). The increase was primarily due to significant growth in the sales of the C-Vue disposable multifocal, new product acquisitions and a product launch, which was partially offset by an expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before tax for the 2005 Current Quarter increased by $0.2 million to $0.5 million, primarily resulting from an increase in royalty income. As of September 30, 2005 we had positive working capital of $3.1 million, which represents an increase of $0.6 million compared to working capital of $2.5 million as of June 30, 2005. The increase in working capital was principally due to a reduction in liabilities, and an increase in cash.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc. which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2005, 2004, and 2003. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2005 ($)	2004 ($)	2003 ($)
Income Statement Data
Revenues	4,971,577	4,074,577	3,129,101
Income (loss) from operations	91,580	(42,387)	(272,578)
Income (loss) before tax benefit and extraordinary items	1,710,687	863,121	(140,730)
Income before extraordinary items	2,237,787	4,124,171	1,558,270
Income for the year	2,237,787	6,076,734	1,558,270

Income per common share outstanding - basic and diluted:
Income before extraordinary item
Basic	0.53	1.01	0.41
Diluted	0.50	1.00	0.41
Income for the year
Basic	0.53	1.49	0.41
Diluted	0.50	1.48	0.41

Dividends	—	—	—

As at June 30
Balance Sheet Data
Total assets	7,316,946	6,095,950	3,466,586
Working capital	2,540,624	1,381,148	1,969,314
Long-term liabilities	—	688,139	4,474,576
Total liabilities	1,082,242	2,085,117	5,604,564
Capital stock	27,434,950	27,432,100	27,367,615
Stockholders’ equity (deficiency)	6,234,704	4,010,833	(2,173,978)

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,632,051, $937,934, and $267,652 for the 2005, 2004 and 2003 Fiscal Years, respectively.

In the 2003 Fiscal Year we recorded $1.7 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the 2003 Fiscal Year by $1.7 million and 1.5 million, respectively. Also in the 2003 Fiscal Year, we reclassified $3.2 million of short-term debt to long term, which resulted in an increase in working capital of $3.2 million during the year.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
Cost of Sales:
Payroll and benefits	$298,962	$203,355
Raw materials and supplies	335,928	273,314
Allocations and other expenses	233,754	211,907

	$868,644	$688,576

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
General and Administrative:
Consulting fees	$98,488	$42,403
Bad debts	6,600	2,453
Depreciation and amortization	6970	5,150
License, taxes, and regulatory fees	17,777	17,416
Office, insurance, and supplies	60,608	38,681
Professional fees	52,023	38,476
Rental and utilities	84,954	84,104
Travel and entertainment	5,025	8,206
Wages and benefits	148,094	104,817
Allocated expenses	(201,725)	(160,565)

	$278,814	$181,141

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
Sales and Marketing:
Consulting fees	$74,572	$40,845
Depreciation and amortization	560	197
Office, insurance, and supplies	25,642	8,192
Promotion and advertising	58,447	63,056
Rental and utilities	973	325
Travel and entertainment	—	—
Wages and benefits	101,401	57,873
Allocated expenses	52,136	42,601

	$313,731	$213,089

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,211,315 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn. $	0.25	May 6, 2006
80,000	80,000	Cdn. $	0.62	December 9, 2008
135,000	135,000	US $	0.48	December 9, 2008
45,000	45,000	Cdn. $	0.95	March 3, 2009
72,500	72,500	US $	0.71	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

362,500	362,500

The above common shares issued and options table both as of the report date, reflect 17,500 options exercised and shares issued, during the Current Quarter. Gross proceeds raised from the options exercised totaled $10,125.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the 2005 Current Quarter:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
July 6, 2005	Exercise of options	10,000	$0.48	$4,800	Cash	Nil
July 6, 2005	Exercise of options	7,500	$071	$5,325	Cash	Nil

Options granted by the Company during the Current Quarter ending June 30, 2005 – None

Shares in escrow or subject to pooling as at September 30, 2005 - None

Results of Operations

Current Quarter

During the three months ended September 30, 2005 (the “Current Quarter”) we earned income before tax of $528,208 compared to income before tax of $366,463 for the three months ended September 30, 2004 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $ 161,745 as compared to the Prior Quarter, was primarily due to (i) an increase in royalty income of $89,852 to $447,086 in the Current Quarter as compared to $357,234 in the Prior Quarter derived from the license agreement with Bausch & Lomb, (ii) an increase in gross margin of $279,092 on higher sales during the Current Quarter, (iii) an increase in expenses of $212,441 described below, and (iv) a decrease in interest and other expenses of $5,242. After recording income tax expense of $198,732, we had net income of $329,476 or $0.07 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $240,310 or $0.05 per diluted share after recording income tax expense of $126,153.

Sales during the Current Quarter were $1,569,114, an increase of $459,160 (41.4%), as compared to sales of $1,109,954 during the Prior Quarter. The increase in sales was primarily due to continued growth in the Company’s C-Vue disposable multifocal and the C-Vue toric multifocal contact lenses. In addition, we acquired the SoftCon and Aquaflex brands from CIBA Vision at the end of February that account for approximately 13.0 % of sales during the Current Quarter. Gross margin increased from 38.0% in the Prior Quarter to 44.6% in the Current Quarter due to a shift in product mix towards higher margin products.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in sales and marketing expenses of $100,642 and administration expenses of $97,673. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, and expenses associated with the C-Vue Custom Toric, launched in September 2005. In addition, during the Current Quarter we incurred expenses associated with the continued support of the C-Vue Toric Multifocal lens launched in January of 2005 and the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues, increased insurance expense and additional wages for personnel associated with the general increase in the Company’s activities during the period.

During the Current Quarter we recorded income tax expense of $198,732 compared to income tax expense in the Prior Quarter of $126,153. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income in the Current Quarter compared to the Prior Quarter.

During the Current Quarter, we generated $513,913 in cash from operations. We used cash of $161,210 during the Current Quarter for the purchase of capital additions, and the Company received cash of $10,125 from capital stock issued from the exercise of stock options.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending
	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,569,114	1,569,306	1,270,592	1,021,725	1,109,954	1,117,182	1,023,340	930,235
Operating income (loss) for the quarter	80,073	57,246	32,812	(11,900)	13,422	70,588	(67,145)	(50,446)
Income before tax benefit and extraordinary items	528,208	541,533	440,790	361,901	366,463	375,302	137,129	190,743
Income before extraordinary items	329,476	1,515,118	272,206	210,153	240,310	3,859,166	64,047	108,795
Income for the period	329,476	1,515,118	272,206	210,153	240,310	3,800,561	64,047	2,119,963
Income per common share outstanding – basic and diluted
Income before extraordinary items
Basic	0.08	0.36	0.06	0.05	0.06	0.93	0.02	0.03
Diluted	0.07	0.34	0.06	0.05	0.05	0.92	0.02	0.03
Net income for the period
Basic	0.08	0.36	0.06	0.05	0.06	0.91	0.02	0.52
Diluted	0.07	0.34	0.06	0.05	0.05	0.90	0.02	0.52

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars. Certain of the prior period comparative figures have been reclassified to conform to the presentation adopted for the current period.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent. of Bausch and Lomb’s product sales utilizing the technology. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	447,086	473,627	414,207	386,983	357,234	313,673	212,054	205,229

On October 17, 2003, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2003.

In the quarter ending June 30, 2004 we recorded approximately $3.4 million in net income tax benefits resulting from the recognition of deferred tax assets expected to be realized, which was partially offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the quarter.

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of September 30, 2005, the Company had working capital of $3,065,747 representing an increase of $525,123 from our working capital at June 30, 2005. Positive cash flow from operating activities totalled $513,913 for the quarter ending September 30, 2005, some of which was used for the payment of capital assets in the amount of $161,210.

Related Party Transactions

During the quarter ending September 30, 2005, we incurred no fees (2004 - $1,151) to, William Harper, an officer of the Company, for accounting services and incurred no interest expense (2004 - $6,938) on a note payable owed to Uniinvest Holdings AG, a related financial institution, which was paid off during the 2005 fiscal year.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. During the quarter ending September 30, 2005, the Company’s C-Vue disposable products accounted for approximately 43% of sales. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. The Company expects the sales of the C-Vue brand will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 43% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue brand of lenses, as well as continued earnings growth for the fiscal year ending June 30, 2006.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, we have retained RJ Falkner and Company (“Falkner”) as investor relations counsel for a full range of investor relations services including assisting us in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. We pay a monthly consulting fee and reimburse Falkner for their expenses incurred in providing the services, and have granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of US $0.48 with an expiry date of March 9, 2009.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper — Secretary

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Alfred W. Vitale

ALFRED W. VITALE, PRESIDENT